FULBRIGHT & JAWORSKI L.L.P.
A REGISTERED LIMITED LIABILITY PARTNERSHIP
666 FIFTH AVENUE, 31ST FLOOR
NEW YORK, NEW YORK 10103-3198
WWW.FULBRIGHT.COM

DIRECT DIAL: (212) 318-3072
TELEPHONE: (212) 318-3000
FACSIMILE: (212) 318-3400

May 25, 2007

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Flughafen Wien AG/ Vienna International Airport (the "Company")
File No. 82-3907

Dear Madam or Sir:

Subsequent to our last submission, enclosed please find a press release of the Company.

Please do not hesitate to contact the undersigned should you have any questions regarding the above.

Very truly yours,

Johannes K. Gäbel
U.S. Authorized Representative

Enclosure

HOUSTON • NEW YORK • WASHINGTON DC • AUSTIN • DALLAS • LOS ANGELES • MINNEAPOLIS • SAN ANTONIO
DUBAI • HONG KONG • LONDON • MUNICH • RIYADH

Offen für neue Horizonte. VIE Vienna International Airport

Flughafen Wien Group:
First quarter of 2007 brings 7.1% increase in EBITDA to € 41.3 million

- Turnover: + 3.9% to € 110.8 million
- EBITDA: + 7.1% to € 41.3 million
- EBIT: + 3.7% to € 25.0 million
- Passengers: + 9.4% to 3,691,415

The Flughafen Wien Group remained on its growth course with excellent results for the first quarter of 2007. With a plus of 9.4%, the increase in passenger volume exceeded forecasts by a substantial margin. Turnover rose by 3.9% to € 110.8 million, EBITDA by 7.1% to € 41.3 million and EBIT by 3.7% to € 25.0 million. Net profit of € 17.9 million for the period represents an improvement of 5.0 %.

Increase in passenger volume
Vienna International Airport is able to report excellent traffic statistics for the first three months of 2007: the number of passengers rose by 9.4% to a total of 3,691,415 and transfers increased 13.1%. Further improvement was recorded in maximum take-off weight (MTOW) with +4.4%, flight movements with +4.2% and cargo with +0.6%. The strongest growth was registered in travel to destinations in the Near East, where the number of passengers rose by 24.5% during the first quarter of this year, and in traffic to Eastern Europe with a plus of 18.6%. The sound development of traffic to Eastern Europe was driven above all by the Austrian Airline Group. In addition, the low-cost carriers increased the number of passengers handled at Vienna International Airport by 27.0% and thereby raised their share of passenger volume by 2.2 percentage points to 15.2%. Of the total increase in passengers recorded for the first quarter of this year, 37.6% was generated by the low-cost carriers.

Sound traffic development drives turnover
Turnover rose by 3.9% to € 110.8 million for the first three months of 2007. The higher volume of traffic led to an increase of 7.1% in turnover recorded by the Airport Segment to € 47.8 million, despite a reduction of 1.38% in the landing tariff. The 7.9% decline in Handling Segment turnover to € 33.2 million is explained primarily by the mild winter, which led to a sharp drop in de-icing requirements and subsequent decrease of 47.6% in income from individual services. An increase of 2.8% in handling activities was unable to completely offset this development. The average market share remained nearly constant at 88.5%. The growth in turnover recorded by the Non-Aviation Segment continued during the first quarter of 2007 with a plus of 15.1% to € 29.8 million. This development was supported above all by higher earnings from security controls, rentals, shops and gastronomy as well as parking.

The decline in other operating income resulted chiefly from a reduction in capitalised services, which are provided by Vienna Airport Infrastruktur Maintenance GmbH for Flughafen Wien AG.

Expenses
The cost of materials and services fell 18.0% to € 9.0 million during the first quarter of 2007, primarily due to a reduction in the use of de-icing materials as a consequence of the warm weather. Personnel expenses rose by 3.7% to € 48.6 million parallel to the growth in the workforce and as a consequence of wage and salary increases mandated by collective bargaining agreements. These effects were contrasted by lower expenses for overtime. The 6.5% rise in the number of employees to 3,920 resulted not only from the positive development of traffic, but also from additional hiring in connection with the expansion of security services to include the examination of liquids in hand luggage. Other operating expenses rose by 3.7% to € 13.9 million. Lower maintenance costs were contrasted by higher expenditures for marketing. The depreciation of tangible assets and amortisation of intangible assets increased 12.7% to € 16.3 million.

Earnings
Earnings before interest, taxes, depreciation and amortisation (EBITDA) increased 7.1% to € 41.3 million for the first quarter of 2007, and led to an improvement of 1.5 percentage points in the EBITDA margin to 36.6%. Income before interest and taxes (EBIT) rose by 3.7% to € 25.0 million and the EBIT margin increased 0.2 percentage points to 22.2%. Financial results improved by € 0.1 million over the comparable prior year period to a total of € -1.4 million. Profit before taxes (EBT) grew by 4.3% to € 23.5 million, and triggered an increase of 2.1% in tax expense to € 5.6 million. The resulting net profit for the period totalled € 17.9 million. The share of net profit attributable to minority interests equalled € 0.3 million for the first quarter of 2007, while the share of profit attributable to the shareholders of the parent company totalled € 17.6 million (first quarter of 2006 € 17.1 mill.).

Corporate Spending
The largest single investments made during the first three months of 2007 included € 17.5 million for the construction of the VIE-Skylink terminal and € 10.8 million for the Office Park II.

Outlook
The positive development recorded by Vienna International Airport continued into April with strong growth in all traffic segments. In comparison to April of the previous year, the number of passengers increased 8.9% to 1,528,021. Flight movements rose by 6.2%, maximum take-off weight by 7.0% and the number of transfer passengers by 6.9%. The total number of passengers (scheduled and charter) travelling to Eastern Europe was 26.5% higher in April 2007. Sound development was also recorded in travel to other European destinations with a plus of 11.0% and in flights to the Near East with a plus of 9.7% in passengers. Together with the introduction of the summer flight plan, new airlines will add Vienna International Airport to their programmes with further destinations and additional frequencies.

Flughafen Wien AG acquired the "World Trade Center", an office building with roughly 18,000 m² of rentable space, from the previous owners retroactive as of 1 January 2007. This facility will now become the Office Park III. The building was constructed in 1989 by a third party on land owned by Flughafen Wien AG, directly across from the arrivals hall and adjacent to the nh-Hotel.

Flughafen Wien AG obtained all necessary approvals from public authorities for the construction of the VIE-Skylink terminal and is acting in compliance with Austrian law. An administrative ruling on the expansion of the VIE-Skylink terminal was issued by the Province of Lower Austria, and states that an environmental impact assessment is not required for this project.

On 1 March 2007 Flughafen Wien AG filed the environmental impact assessment for the project "Parallel runway 11R/29L" with the Government of the Province of Lower Austria for evaluation in accordance with the Austrian Environmental Impact Assessment Act of 2000.

Interim Financial Statements for the First Quarter of 2007 according to IFRS
Flughafen Wien AG

Consolidated Income Statement

T€	1-3/2007	1-3/2006	Change
Turnover	**110,834.2**	**106,653.0**	3.9%
Other operating income	1,894.8	3,043.5	-37.7%
Operating income	**112,728.9**	**109,696.5**	**2.8%**
Cost of materials and services	-8,952.6	-10,912.6	-18.0%
Personnel expenses	-48,579.3	-46,825.6	3.7%
Other operating expenses	-13,891.6	-13,400.7	3.7%
Earnings before interest, taxes, depreciation and amortisation (EBITDA)	**41,305.4**	**38,557.6**	**7.1%**
Depreciation and amortisation	-16,336.5	-14,490.3	12.7%
Income before interest and taxes (EBIT)	**24,968.9**	**24,067.3**	**3.7%**
Net financing costs	-1,372.1	-1,254.7	9.4%
Other financial results	-80.4	0.0	n.a.
Financial results, excl. associates at equity	-1,452.5	-1,254.7	15.8%
Income from associates at equity	20.9	-253.8	-108.2%
Financial results	**-1,431.6**	**-1,508.5**	**-5.1%**
Profit before taxes (EBT)	**23,537.3**	**22,558.8**	**4.3%**
Taxes on income	-5,635.4	-5,517.5	2.1%
Net profit for the period	**17,901.9**	**17,041.4**	**5.0%**
Thereof attributable to minority interests	284.2	-17.6	-1,715.1%
Thereof attributable to the parent company	**17,617.7**	**17,059.0**	**3.3%**
Earnings per share (in €)	0.84	0.81	3.7%

Consolidated Balance Sheet

T€	31.3.2007	31.12.2006	Change
Non-current assets	1,231,520.2	1,215,908.8	1.3%
Current assets	346,894.3	269,495.4	28.7%
Assets	**1,578,414.5**	**1,485,404.2**	**6.3%**
Equity	760,084.4	739,196.4	2.8%
Non-current liabilities	613,038.0	485,267.9	26.3%
Current liabilities	205,292.1	260,939.8	-21.3%
Equity and Liabilities	**1,578,414.5**	**1,485,404.2**	**6.3%**

FILE NO. 82-3907

Consolidated Cash Flow Statement

T€	1-3/2007	1-3/2006	Change
Net cash flows			
from operating activities	21,956.2	18,600.8	18.0%
from investing activities	-81,138.6	-84,780.1	-4.3%
from financing activities	97,210.9	56,299.6	72.7%
Change in cash and cash equivalents	**38,028.5**	**-9,879.7**	**-484.9%**
Change in revaluation reserve for securities	345.2	651.0	-47.0%
Effect of exchange rate fluctuations on cash held	4.5	-91.1	-105.0%
Cash and cash equivalents at the beginning of the period	128,914.0	58,231.5	121.4%
Cash and cash equivalents at the end of the period	**167,292.1**	**48,911.8**	**242.0%**

Segment Results

T€	1-3/2007	1-3/2006	Change
Airport			
Segment turnover*	47,833.9	44,671.4	7.1%
Segment earnings	18,761.2	14,055.4	33.5%
Handling			
Segment turnover*	33,187.0	36,042.0	-7.9%
Segment earnings	1,821.5	6,042.0	-69.9%
Non-Aviation			
Segment turnover*	29,780.8	25,876.9	15.1%
Segment earnings	9,468.9	9,195.8	3.0%

*External turnover

Financial Indicators (in T€, excluding employees)	**1-3/2007**	**Change in %**	**1-3/2006**
Total turnover	110,834.2	+ 3.9	106,653.0
EBIT	24,968.9	+ 3.7	24,067.3
EBITDA	41,305.4	+ 7.1	38,557.6
EBIT margin in %	22.2	+ 1.0	21.9
EBITDA margin in %	36.6	+ 4.2	35.2
Net profit after minority interests	17,617.7	+ 3.3	17,059.0
Cash flow from operating activities	21,956.2	+ 18.0	18,600.8
Equity	760,084.4	+ 7.4	707,941.2
Capital expenditure	31,459.1	+ 26.1	24,941.0
Employees, average for the period	3,920	+ 6.5	3,681

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Your payment has been processed successfully. Payment Confirmation is given

Confirmation No:	532953262		
Payment Amount:	$150.00		
Payment Date:	05/25/2007		
New Account Balance:	$200.06		
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Industry Indicators	1-3/2007	Change in %	1-3/2006
MTOW (in tonnes)	1,578,951	+ 4.4	1,512,582
Passengers	3,691,415	+ 9.4	3,375,744
Transfer passengers	1,322,164	+ 13.1	1,169,276
Flight movements	56,482	+ 4.2	54,207
Cargo (air cargo and trucking) in tonnes	62,970	+ 0.6	62,599
Seat occupancy in %	64.3	+ 3.4	62.2

For additional information contact:
Group Communications Flughafen Wien AG: Michael Kochwalter (+43-1-) 7007-22300; Brigitta Pongratz (+43-1-) 7007-22399; Birgit Fehsler (+43-1-) 7007-22254; Elisabeth Kern (+43-1-) 7007-23000; mailto: m.kochwalter@viennaairport.com / mailto: b.pongratz@viennaairport.com / mailto: b.fehsler@viennaairport.com / mailto: e.kern@viennaairport.com
www.viennaairport.com

25/07 .... K/EK .... 25. Mai 2007

END